

October 20, 2011

<u>Via E-mail</u>
Eric Swanson
Senior Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re: BATS Global Markets, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-174166**

Dear Mr. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Division of Corporation Finance

<u>Chi-X Europe Acquisition, page 35</u>

1.   We note your disclosure on page 160 that affiliates of five of your strategic investors have a material ownership interest in Chi-X Europe. Please clarify to us if any of these affiliates are also customers and how you considered these pre-existing relationships and arrangements in determining the accounting for this transaction. Tell us how you determined that your acquisition of Chi-X Europe does not include any separate transactions that are not part of the business combination. See ASC 805-10-25-20 through 22 for reference.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Stock-Based Compensation, page 103

2.   We reissue our comment 11 in our letter dated September 12, 2011 in part. Please tell us the extent of your use of adjustments in using valuation multiples observed in publicly-traded companies in a similar industry.

Credit Risk, page 106

3.   We note your response to comment 12 in our letter dated September 12, 2011. Please tell us how you considered the disclosures required by ASC 460-10-50 even though the possibility of loss or the likelihood of the guarantor having to make any payments under the guarantee is remote.

Financial Statements

Chi-X Europe Limited, page F-35

4.   Please update the financial statements of CHI-X Europe in accordance with Item 8.A.5 of Form 20-F.

Exhibits

5.   In view of the extended period of time since your prior amendment, please file updated consents of the independent accountants KPMG LLP and Ernst & Young LLP prior to the effectiveness of your registration statement.

Draft Legal Opinion

6.   We note that counsel has assumed that the shares to be issued by the Company have been "duly issued." Since counsel is opining on whether the securities are validly issued, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.

Division of Trading and Markets

Description of Capital Stock

Certain Provisions of Our Amended and Restated Certificate of Incorporation and
Bylaws – Limits on Ability of Stockholders to Act by Written Consent, page 175 of
Marked Copy

7.   In the second paragraph of this section, you explain that, upon a change in
        ownership, the stockholders may not take any action by written consent, but will
        be required to take all actions at a meeting – except that any action that would
        affect the rights of Non-Voting Class A and Non-Voting Class B stockholders
        under the certificate of incorporation or bylaws could still be taken by written
        consent. This statement is reflected supported by Section 11.03(b) of the recently
        filed revised certificate of incorporation (SR-BATS-2011-033, SR-BYX-2011-
        021). However, Section 2.10(c) of the recently filed revised bylaws (SR-BATS-
        2011-035, SR-BYX-2011-022) conflicts with this statement. 2.10(c) states that,
        without exception, "Notwithstanding the foregoing, no such [stockholder] action
        by written consent may be taken following the occurrence of a Change in
        Ownership (as defined in the Certificate of Incorporation)."

        We are not clear on what the Exchange intends. It appears that the description in
        the S-1 may be inaccurate, if the bylaws were to be approved. Is this a mistake in
        the bylaws? Please take steps to reconcile these documents.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
       as a defense in any proceeding initiated by the Commission or any person under
       the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With respect to questions relating to the comments of the staff of the Division of Trading and Markets you may contact David Dimitrious at (202) 551-5131 or Leah Mesfin at (202) 551-5655. You may contact Jorge Bonilla at (202) 551-3414 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Deanna Kirkpatrick, Esq.
Davis Polk & Wardwell LLP